EXHIBIT 99.217

Consent of Independent Auditor

We hereby consent to the incorporation by reference in this Registration Statement on Form 40-F of mCloud Technologies Corp. of our report dated September 20, 2018 relating to the financial statements of Autopro Automation Consultants Ltd. as at and for the year-ended July 31, 2018, which is included in mCloud Technologies Corp.’s Business Acquisition Report dated April 28, 2020, which is filed as Exhibit 99.46 to the Registration Statement on Form 40-F referred to above.

We also consent to the reference to us under the heading “Interest of Experts” in Exhibits 99.32, 99.47, 99.88, 99.94 and 99.109, which are filed with this Registration Statement on Form 40-F of mCloud Technologies Corp.

Chartered Professional Accountants

Vancouver, BC, Canada
September 22, 2021

PricewaterhouseCoopers LLP

PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.